Oncolytics Biotech® Announces a Master Clinical Supply Agreement of an Anti-PD-L1 Checkpoint Inhibitor for use in the Company’s Clinical Program

CALGARY, AB and SAN DIEGO, CA, September 6, 2018 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced that it has entered into a Master Clinical Supply Agreement (Agreement) with F. Hoffmann-La Roche Ltd (Roche) to supply atezolizumab (Tecentriq®) for use in the company’s clinical development program.

“The supply agreement enables us to further investigate pelareorep’s impact on cancer treatments in combination with atezolizumab,” said Dr. Matt Coffey President and CEO of Oncolytics Biotech. “We plan on incorporating this anti-PD-L1 cancer immunotherapy into our clinical program immediately. Data from these studies will broaden our experience with this drug class as we look to demonstrate the impact of pelareorep with checkpoint inhibitors.”

Under this five-year Master Clinical Supply Agreement, Roche will supply atezolizumab for the proposed clinical trial with both parties having access to the clinical data.

About Pelareorep
Pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus being evaluated for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

Tecentriq® (atezolizumab) is a registered trademark of Genentech, a member of the Roche Group.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com